Silverback Therapeutics, Inc. | 500 Fairview Avenue N, Suite 600, Seattle, WA 98109 USA | Phone: 206-456-2900

January 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:	Silverback Therapeutics, Inc.

Registration Statement on Form S-3

Filed: January 3, 2022

File No. 333-261979

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silverback Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Thursday, January 13, 2022, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Kenneth J. Rollins of Cooley LLP at (858) 550-6136.

Sincerely,

SILVERBACK THERAPEUTICS, INC.

By:	/s/ Laura Shawver
Laura Shawver, Ph.D.
Chief Executive Officer

cc:	Kenneth J. Rollins, Cooley LLP